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                             October 24, 2023

       Scott McKinney
       Chief Financial Officer
       Tiptree Inc.
       660 Steamboat Road
       Greenwich, Connecticut 06830

                                                        Re: Tiptree Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022 Filed March 8, 2023
                                                            Response Filed
October 5, 2023
                                                            File No. 001-33549

       Dear Scott McKinney:

              We have reviewed your October 5, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Market Opportunity, page 15

   1. Please refer to prior comment 1. Please tell us in more detail what failure to perform vehicle serve contracts
are, how they are accounted for including how they impact
                                                        revenue and clarify
what happens to the premiums deposited in an off-balance sheet trust account for the benefit
of the company. Please ensure your disclosure in future filings clearly quantifies this
item and provides appropriate information to allow an investor to clearly understand
whether and how this item impacts current and future financial results and why it is relevant
to include in premium equivalents.
       Adjusted EBITDA - Non-GAAP, page 64

   2. Please refer to prior comment 7. The adjustment to recognize the Warburg gain to book value as earnings
appears to substitute an individually tailored recognition method for
 Scott McKinney
Tiptree Inc.
October 24, 2023
Page 2
         those of GAAP which results in a misleading non-GAAP measure that violates Rule
         100(b) of Regulation G. Please remove this adjustment from your non-GAAP financial measure in future filings.
3. Please refer to prior comment 7. Noting the significant number and the materiality of adjustments used to measure adjusted EBITDA, please revise future filings to use a different title to more accurately reflect the nature of this non-GAAP financial measure
         such as    adjusted other comprehensive income.
4. Please refer to prior comment 7. Please tell us and revise future filings to clarify why you include non-controlling interests unrelated to the Fortegra Group in your measure.
         Additionally, to the extent that    Non-cash fair value adjustments
or    Non-recurring
         expenses    are material adjustments during a period, please ensure
you clearly explain the
         underlying transaction(s) in these line items and where they are presented in the GAAP statements of operations.
5. Please refer to prior comment 7. In your response you indicate that the measure is meant
         to reflect a total return of the Company   s income from business
operations and that certain
         adjustments provide information to users in their review of the total economic performance of the Company. Please tell us and revise future filings to more clearly explain why this measure provides useful information to investors considering the measure excludes material costs and expenses that appear to impact the total return of the income from business operations and the total economic performance of the Company.
       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameScott McKinney                               Sincerely,
Comapany NameTiptree Inc.
                                                               Division of
Corporation Finance
October 24, 2023 Page 2                                        Office of
Finance
FirstName LastName